InterOil Announces 2011 Financial and Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, March 19, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights and Recent Developments

  During the fourth quarter, InterOil completed two Heads of Agreements (HOA) on long-term LNG supply for its proposed LNG project in Papua New Guinea, bringing the total of its three HOAs to 3.3 to 3.8 million tonnes per annum (mtpa). While not binding, these HOAs set out the basis upon which the parties intend to negotiate and document terms for the purchase and sale of LNG.
  Exploration activities continued across our three Petroleum Prospecting Licenses (PPLs) in PNG during the quarter. Seven dip lines were acquired to further delineate the Wahoo and Mako prospects and identify potential drilling locations.  Processing and interpretation of the data is ongoing.  A third phase of seismic data acquisition, which consists of two dip orientated lines totaling 21 kilometers in length over the Tuna prospect and Wahoo/Mako prospects, commenced on December 22, 2011.  Line preparation is currently in progress.
  Net profit for the year ended December 31, 2011 was $17.7 million compared with a net loss of $44.5 million for the same period in 2010, an improvement of $62.2 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the year of $82.3 million.  The development segments of Upstream and Midstream Liquefaction yielded a net loss of $64.6 million.
  Subsequent to the quarter end, on January 17th, 2012, InterOil announced that the Triceratops-2 delineation well had been spudded.  The Triceratops-2 well is an appraisal well to test the presence of hydrocarbons and determine whether a potential reefal carbonate reservoir exists in the Triceratops field.

InterOil's Chief Executive Officer Phil Mulacek commented, "We continue to work with our existing LNG development partners and the PNG government to advance our LNG project towards first production. Simultaneously, our advisors are managing the process of soliciting and evaluating proposals from potential strategic LNG partners. If a strategic partner is selected, we expect that such a partner would assist with accelerating the LNG project's capacity growth. Our delineation drilling at Triceratops has the potential to add to our substantial resource estimate at Elk and Antelope, and provide back-up supply for increasing LNG capacity. Our prospect inventory is maturing and we anticipate that it will support our goal of a multi-year, multi-well exploration program. We believe that these achievements, combined with our strong balance sheet, support our continued growth and operational success."

Corporate Financial Results

InterOil recorded a net profit for the year ended December 31, 2011 of $17.7 million, compared with a net loss of $44.5 million for the same period in 2010, an improvement of $62.2 million. The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the year of $82.3 million. The development segments of Upstream and Midstream Liquefaction yielded a net loss of $64.6 million for an aggregate net profit of $17.7 million.

EBITDA for the year ended December 31, 2011 was $50.4 million, an increase of $66.9 million over negative EBITDA of $16.5 million for the same period in 2010, the improvement was mainly due to unusual, one time charges in 2010 and an improvement in our net foreign exchange gains as a result of rising Papua New Guinea Kina ("PGK") against USD.

Total revenues for the year ended December 31, 2011 were $1,118.9 million compared with $807.0 million and $693.1 million respectively for the same periods in 2010 and 2009. This increase in the year ended 2011 compared to the same period in 2010 was due to the higher crude price environment in the 2011 year and an increase in domestic volumes of product sold for higher margin products. The total volume of all products sold by us was 7.5 million barrels for fiscal year 2011, compared with 7.2 million barrels in 2010.

Business Segment Results

Upstream - Work commenced on the seven dip lines, 56 kilometer, Kwalaha seismic data acquisition program on September 16, 2011 and was completed on December 20, 2011. The objective of the survey was to further delineate the Wahoo and Mako prospects and identify potential drilling locations. Processing and interpretation of the data is ongoing. A third phase of seismic data acquisition, which consists of two dip orientated lines totaling 21 kilometers in length over the Tuna prospect, commenced on December 22, 2011. Line preparation is currently in progress.

During 2011, we contracted for airborne magnetic, gravity and gamma ray prospecting over PPL 236, PPL 237 and PPL 238. Five acquisition blocks were acquired for a total of 14,288 line kilometers of airborne data. Data processing over this airborne data is currently undergoing final quality control assessment.

The preparation of the Triceratops-2 well site was completed at the end of 2011 and the Triceratops-2 well was spudded on January 17, 2012. The Triceratops-2 well is an appraisal well to test the presence of hydrocarbons and determine whether a potential reefal carbonate reservoir exists in the Triceratops field.

During 2011, the FEED work was completed on the Condensate Stripping Project. The FEED phase generated deliverables to technically and commercially define the project and prepare it for execution and proposals were solicited from potential Engineering, Procurement and Construction ("EPC") contractors. We are continuing the planning and preparation efforts for Condensate Stripping Project execution which includes preparing a combined LNG project execution plan, execution schedule and risk assessment work.

InterOil's Upstream business realized a net loss of $49.1 million in 2011 compared to a loss of $78.6 million in the comparable period a year ago. The decrease in the loss in 2011 was mainly due to a $30.6 loss on extinguishment of IPI liability in 2010.

Midstream Refining – Total refinery throughput for the year ended December 31, 2011 was 24,856 barrels per operating day, compared with 24,682 barrels per operating day during 2010. Capacity utilization for 2011, based on 36,500 barrels per day operating capacity, was 54% compared with 53% in 2010.

The Company's Midstream Refining operations generated a net profit of $46.7 million in 2011 versus a profit of $33.5 million in the prior year. The $13.2 million positive variance is largely due to an increase in foreign exchange gain which was partially offset by a decrease in the gross margin.

Midstream Liquefaction – During 2011, site-specific engineering for the land based modular LNG and fixed-floating LNG facilities were undertaken along with other pre-investment in the LNG Project to lower risks to potential strategic partners and to secure our LNG Project timeline and costs.

On November 25, 2011, a Heads of Agreement was signed with Gunvor Singapore Pte. Ltd. for the supply of one mtpa of LNG from the LNG Project in Papua New Guinea. On December 2, 2011, a further Heads of Agreement was signed with ENN Energy Trading Company Ltd. of China, for the supply of one to one and one half mtpa of LNG from the LNG Project. The Heads of Agreements, while not binding, provide exclusivity on the LNG volumes, during negotiation of the definitive agreement, and set out the basis upon which the parties intend to negotiate and document terms for the purchase and sale of LNG commencing in 2015.

The Company's Midstream Liquefaction business generated a loss of $15.5 million in 2011 compared with a loss of $8.4 million a year ago. The negative variance is largely due to an increase in office, administration and other expenses for the year resulting from increased activities undertaken to negotiate long term LNG offtake agreements, pre-FEED work being undertaken for the LNG Project's proposed land based liquefaction and fixed-floating liquefaction facilities, and also further the discussions with the PNG State to achieve requisite approvals to complete the LNG project.

Downstream - Total Downstream sales volumes for 2011 were 678.0 million liters, compared with 626.5 million liters in 2010. In 2011, InterOil signed supply agreements with several key contractors and sub-contractors associated with the Exxon Mobil LNG project, Papua New Guinea's largest resource project to date. In addition, the Company re-signed all existing major customers in the agricultural, commercial and aviation sectors to further three year term supply agreements.

InterOil's Downstream operations generated a net profit of $11.6 million in 2011, an improvement of $4.9 million versus a profit of $6.7 million in the previous year. Gross margins increased in 2011 as compared to the prior year mainly due to an increase in domestic sales volumes, the impact of the revised pricing formula that came into effect in late 2010, and the increasing price environment during the period leading to higher margins on inventories sold.

Corporate – The shipping business, which operates two vessels transporting petroleum products for us and external customers both within PNG and for export in the South Pacific region, was transferred from our Downstream segment to our Corporate segment during the year.

The Corporate segment generated a net profit of $21.9 million in 2011, compared to a net profit of $3.3 million in 2010. The positive variance is the result of reduced interest expenses due to higher interest charges to other business segments on increased loan balances, and a litigation expense which was included in the prior year period.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Quarters ended ($ thousands except per share data)	2011				2010
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	1,891	2,645	4,638	668	245	714	1,349	998
Midstream – Refining	237,640	231,455	262,111	217,743	158,092	173,379	194,016	152,093
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	209,678	186,304	191,431	157,709	143,364	133,508	119,300	109,687
Corporate	21,831	25,078	26,548	18,659	15,213	18,295	11,321	12,093
Consolidation entries	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)	(100,637)	(96,053)
Total revenues	289,612	281,898	303,783	243,654	194,369	208,459	225,349	178,818
Upstream	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)
Midstream – Refining	2,604	3,461	27,967	26,632	13,780	15,785	16,962	4,402
Midstream – Liquefaction	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)
Downstream	6,808	3,570	5,777	8,744	4,709	1,674	7,060	4,492
Corporate	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402
Consolidation entries	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)	(5,911)
EBITDA (1)	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888	4,858
Upstream	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)
Midstream – Refining	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056	(74)
Midstream – Liquefaction	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)
Downstream	3,621	1,146	2,306	4,491	2,643	(325)	3,719	671
Corporate	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544
Consolidation entries	252	(190)	3,657	(1,596)	(401)	908	(1,435)	(190)
Net profit/(loss)	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833	(3,142)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.27	(0.41)	0.49	0.01	(0.76)	(0.33)	0.18	(0.07)
Per Share – Diluted	0.27	(0.41)	0.48	0.01	(0.76)	(0.33)	0.17	(0.07)

(1)	EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

Balance Sheet and Liquidity

InterOil closed 2011 with cash, cash equivalents and cash restricted totaling $108.1 million (December 2010 - $280.9 million), of which $39.3 million is restricted (December 2010 - $47.3 million). The Company also has investments in Bank of PNG treasury bills of $11.8 million as at December 31, 2011 (December 2010 - $nil).

We also had aggregate working capital facilities of $290.6 million, with $85.1 million available for use in our Midstream Refining operations, and $54.2 million available for use in our Downstream operations.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 12% in December 2011 from 13% in December 2010.

InterOil has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company's Petroleum Prospecting Licenses ("PPL") and Petroleum Retention Licenses ("PRL") are met.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2011.

Organization	Facility	Balance outstanding December 31, 2011	Effective interest rate	Maturity date
OPIC secured loan	$35,500,000	$35,500,000	6.93%	December 2015
BNP Paribas working capital facility	$260,000,000 (2)	$10,030,131 (1)	3.38%	January 2012 (3)
Westpac PGK working capital facility	$37,320,000 (4)	$6,450,372	9.65%	November 2014
BSP PGK working capital facility	$23,325,000	$0	9.47%	August 2012
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(6)	November 2015
Mitsui unsecured loan (5)	$10,393,023	$10,393,023	6.23%	See detail below

(1)	Excludes letters of credit totaling $164.9 million, which reduce the available balance of the facility to $85.1 million at December 31, 2011.
(2)

The facility was increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million, and was then increased by a further $10.0 million during the quarter ended June 30, 2011 to $230.0 million.  During the quarter ended December 31, 2011 there was a temporary $30.0 million increase to $260.0 million.  The facility reverted back to a maximum availability of $230.0 million at the end of January 2012.

(3)	The facility was extended after the end of the year, and it now matures on January 31, 2013.
(4)	Subsequent to the year end, the limit on this facility was increased by approximately $4.7 million, with a new limit of approximately $42.0 million.
(5)	Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA with Mitsui.
(6)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

InterOil Corporation
Consolidated Income Statements
(Expressed in United States dollars)

	Year ended

	December 31,	December 31,
	2011	2010
	$	$

Revenue
Sales and operating revenues	1,106,533,853	802,374,399
Interest	1,356,124	150,816
Other	11,058,090	4,470,048
	1,118,948,067	806,995,263

Changes in inventories of finished goods and work in progress	43,934,439	57,010,311
Raw materials and consumables used	(1,064,866,361)	(758,566,961)
Administrative and general expenses	(41,160,824)	(41,047,949)
Derivative gains/(losses)	2,006,321	(1,065,188)
Legal and professional fees	(6,801,334)	(6,902,241)
Exploration costs, excluding exploration impairment (note 13)	(18,435,150)	(16,981,929)
Finance costs	(18,163,769)	(12,064,982)
Depreciation and amortization	(20,136,649)	(14,274,922)
Gain on sale of oil and gas properties	-	2,140,783
Loss on extinguishment of liability	-	(30,568,710)
Litigation settlement expense	-	(12,000,000)
Loss on available-for-sale investment (note 14)	(3,420,406)	-
Foreign exchange gains/(losses)	25,018,661	(10,776,823)
	(1,102,025,072)	(845,098,611)
Profit/(loss) before income taxes	16,922,995	(38,103,348)

Income taxes
Current tax expense (note 15)	(5,512,842)	(3,898,067)
Deferred tax benefit/(expense) (note 15)	6,248,509	(2,511,656)
	735,667	(6,409,723)

Profit/(loss) for the year	17,658,662	(44,513,071)

Profit/(loss) is attributable to:
Owners of InterOil Corporation	17,652,461	(44,519,573)
Non-controlling interest	6,201	6,502
	17,658,662	(44,513,071)

Basic profit/(loss) per share	0.37	(1.00)
Diluted profit/(loss) per share	0.36	(1.00)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,977,478	44,329,670
Diluted (Expressed in number of common shares)	49,214,190	44,329,670

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

		As at

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 6)	68,846,441	233,576,821	46,449,819
Cash restricted (note 9)	32,982,001	40,664,995	22,698,829
Short term treasury bills - held-to-maturity (note 8)	11,832,110	-	-
Trade and other receivables (note 10)	135,273,600	48,047,496	61,194,136
Derivative financial instruments (note 9)	595,440	-	-
Other current assets	867,967	505,059	639,646
Inventories (note 11)	171,071,799	127,137,360	70,127,049
Prepaid expenses	5,477,596	3,593,574	6,964,950
Total current assets	426,946,954	453,525,305	208,074,429
Non-current assets:
Cash restricted (note 9)	6,268,762	6,613,074	6,609,746
Goodwill (note 17)	6,626,317	6,626,317	6,626,317
Plant and equipment (note 12)	246,043,948	225,205,427	218,794,649
Oil and gas properties (note 13)	362,852,766	255,294,738	172,483,562
Deferred tax assets (note 15)	35,965,273	28,477,690	30,319,163
Available-for-sale investments (note 14)	3,650,786	-	-
Total non-current assets	661,407,852	522,217,246	434,833,437
Total assets	1,088,354,806	975,742,551	642,907,866
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 16)	159,882,177	75,132,880	59,372,354
Income tax payable	4,085,137	955,074	-
Derivative financial instruments (note 9)	11,457	178,578	-
Working capital facilities (note 18)	16,480,503	51,254,326	24,626,419
Unsecured loan and current portion of secured loan (note 20)	19,393,023	14,456,757	9,000,000
Current portion of Indirect participation interest (note 21)	540,002	540,002	540,002
Total current liabilities	200,392,299	142,517,617	93,538,775
Non-current liabilities:
Secured loan (note 20)	26,037,166	34,813,222	43,589,278
2.75% convertible notes liability (note 26)	55,637,630	52,425,489	-
Deferred gain on contributions to LNG project (note 22)	5,810,775	8,949,857	10,824,212
Indirect participation interest (note 21)	34,134,840	34,134,387	39,559,718
Asset retirement obligations (note 23)	4,562,269	-	-
Deferred tax liabilities (note 15)	1,889,391	-	-
Total non-current liabilities	128,072,071	130,322,955	93,973,208
Total liabilities	328,464,370	272,840,572	187,511,983
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 25)	905,981,614	895,651,052	613,361,363
Authorized - unlimited
Issued and outstanding - 48,121,071
(Dec 31, 2010 - 47,800,552)
2.75% convertible notes (note 26)	14,298,036	14,298,036	-
Contributed surplus	25,644,245	16,738,417	21,297,177
Accumulated Other Comprehensive Income	29,380,882	9,261,177	8,150,976
Conversion options (note 21)	12,150,880	12,150,880	13,270,880
Accumulated deficit	(227,565,221)	(245,217,682)	(200,698,109)
Total equity attributable to owners of InterOil Corporation	759,890,436	702,881,880	455,382,287
Non-controlling interest	-	20,099	13,596
Total equity	759,890,436	702,901,979	455,395,883
Total liabilities and equity	1,088,354,806	975,742,551	642,907,866
See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,
	2011	2010
	$	$

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the year	17,658,662	(44,513,071)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	20,136,649	14,274,922
Deferred tax assets	(5,598,192)	1,841,473
Gain on sale of exploration assets	-	(2,140,783)
Accretion of convertible notes liability	3,212,141	432,632
Amortization of deferred financing costs	223,944	1,223,944
Timing difference between derivatives recognized
and settled	(762,561)	178,578
Stock compensation expense, including restricted stock	14,721,387	11,804,000
Movement in net realizable value write down	259,406	-
Accretion of asset retirement obligation liability	159,356	-
Oil and gas properties expensed	18,435,150	16,981,929
Loss on extinguishment of IPI Liability	-	30,568,710
Non-cash litigation settlement expense	-	12,000,000
Loss on Flex LNG investment	3,420,406	-
Gain on proportionate consolidation of LNG project	(555,030)	-
Unrealized foreign exchange gain	(2,618,814)	(72,456)
Change in operating working capital
Increase in trade and other receivables	(53,064,305)	(9,224,005)
(Increase)/decrease in other current assets and prepaid expenses	(2,246,930)	3,505,963
Increase in inventories	(28,003,484)	(56,115,637)
Increase in trade and other payables	77,291,915	5,692,543
Net cash generated from/(used in) operating activities	62,669,700	(13,561,258)

Investing activities
Expenditure on oil and gas properties	(134,927,701)	(113,128,916)
Proceeds from IPI cash calls	749,794	23,723,752
Expenditure on plant and equipment	(42,050,435)	(22,560,055)
Proceeds received on sale of exploration assets	-	15,544,465
Investment in short term treasury bills	(11,832,110)	-
Acquisition of Flex LNG Ltd shares, including transaction costs	(7,478,756)	-
Decrease/(increase) in restricted cash held as security on
borrowings	8,027,306	(17,969,494)
Change in non-operating working capital
Increase in trade and other receivables	(10,000,000)	-
(Decrease)/increase in trade and other payables	(6,727,960)	3,232,029
Net cash used in investing activities	(204,239,862)	(111,158,219)

Financing activities
Repayments of OPIC secured loan	(9,000,000)	(9,000,000)
Proceeds from Mitsui for Condensate Stripping Plant	9,872,532	11,913,514
Proceeds from/(repayments of) Clarion Finanz secured loan,
net of transaction costs	-	(1,000,000)
Proceeds from PNG LNG cash call	2,247,533	866,600
Proceeds from Petromin for Elk and Antelope field development	-	5,000,000
(Repayments of)/proceeds from working capital facility	(34,773,823)	26,627,907
Proceeds from issue of common shares, net of transaction costs	4,488,703	211,147,565
Proceeds from issue of convertible notes, net of transaction costs	-	66,290,893
Net cash (used in)/generated from financing activities	(27,165,055)	311,846,479

(Decrease)/increase in cash and cash equivalents	(168,735,217)	187,127,002
Cash and cash equivalents, beginning of year	233,576,821	46,449,819
Exchange gains on cash and cash equivalents	4,004,837	-
Cash and cash equivalents, end of year (note 6)	68,846,441	233,576,821
Comprising of:
Cash on Deposit	18,758,288	233,576,821
Term Deposits	50,088,153	-
Total cash and cash equivalents, end of year	68,846,441	233,576,821

See accompanying notes to the consolidated financial statements

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters. Our IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS.

Quarters ended ($ thousands)	2011				2010
	Dec-31	Sep-31	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)
Midstream – Refining	2,604	3,461	27,967	26,632	13,780	15,785	16,962	4,402
Midstream – Liquefaction	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)
Downstream	6,808	3,570	5,777	8,744	4,709	1,674	7,060	4,492
Corporate	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402
Consolidation Entries	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)	(5,911)
Earnings before interest, taxes, depreciation and amortization	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888	4,858
Subtract:
Upstream	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)	(4,081)
Midstream – Refining	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)
Midstream – Liquefaction	(445)	(372)	(268)	(223)	(184)	(376)	(351)	(342)
Downstream	(1,170)	(1,233)	(1,116)	(826)	(835)	(938)	(1,167)	(800)
Corporate	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)	(342)	(20)	(20)
Consolidation Entries	11,500	10,041	8,894	7,572	6,571	6,107	5,917	5,688
Interest expense	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)	(1,639)	(1,286)
Upstream	0	-	-	-	-	-	-	-
Midstream – Refining	19,243	678	(5,677)	(7,298)	(65)	101	(366)	(173)
Midstream – Liquefaction	0	-	-	-	36	-	-	-
Downstream	(595)	(297)	(1,449)	(2,623)	(495)	(322)	(1,524)	(2,360)
Corporate	(493)	(195)	(629)	71	(11)	(529)	97	(797)
Consolidation Entries	0	0	0	-	(2)	(2)	(1)	-
Income taxes	18,155	186	(7,755)	(9,850)	(537)	(752)	(1,794)	(3,330)
Upstream	(1,355)	(1,105)	(154)	(641)	(683)	(232)	(78)	(138)
Midstream – Refining	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)	(2,195)	(2,888)	(2,571)
Midstream – Liquefaction	(6)	(6)	(6)	(6)	(7)	(6)	(6)	(6)
Downstream	(1,422)	(894)	(906)	(804)	(737)	(739)	(651)	(660)
Corporate	(527)	(349)	(395)	(435)	(16)	(17)	(32)	(41)
Consolidation Entries	32	32	32	32	33	32	33	32
Depreciation and amortization	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)	(3,157)	(3,622)	(3,384)
Upstream	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)
Midstream – Refining	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056	(74)
Midstream – Liquefaction	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)
Downstream	3,621	1,146	2,306	4,491	2,643	(325)	3,719	671
Corporate	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544
Consolidation Entries	252	(190)	3,657	(1,596)	(401)	908	(1,435)	(190)
Net profit/(loss) per segment	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833	(3,142)

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, development activities, the potential execution of definitive LNG supply agreements , the ability to attract a strategic LNG partner, the construction and development of the proposed LNG project and condensate stripping project, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.